UNITED STATES
SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Hansen Natural Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

411310105

(CUSIP Number)

Rodney C. Sacks

550 Monica Circle, Suite 201

Corona, California 92880

(951) 739-6200

With a copy to:

Michael R. Littenberg, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Brandon Limited Partnership No. 1

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 990,928

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 990,928

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 990,928

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 1.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Brandon Limited Partnership No. 2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 4,907,824

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 4,907,824

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 4,907,824

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.2%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Rodney Cyril Sacks

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,586,724

	(8)	Shared Voting Power 11,151,874

	(9)	Sole Dispositive Power 3,586,724

	(10)	Shared Dispositive Power 11,151,874

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,738,598

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.7%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilton Hiller Schlosberg

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 3,348,500

	(8)	Shared Voting Power 11,151,874

	(9)	Sole Dispositive Power 3,348,500

	(10)	Shared Dispositive Power 11,151,874

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 14,500,374

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 15.5%

(14)	Type of Reporting Person (See Instructions) IN

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) HRS Holdings, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 757,866

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 757,866

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 757,866

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.8%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 3,557,570

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 3,557,570

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 3,557,570

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 3.8%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings IV, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 92,462

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 92,462

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 92,462

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings V, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 35,714

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 35,714

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 35,714

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.04%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings VI, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 128,950

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 128,950

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 128,950

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings VII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 30,036

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 30,036

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,036

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.03%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings VIII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 114,764

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 114,764

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 114,764

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings IX, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 286,098

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 286,098

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 286,098

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.3%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings X, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 56,166

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 56,166

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 56,166

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.06%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings XI, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 108,318

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 108,318

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 108,318

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Hilrod Holdings XII, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 85,178

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 85,178

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 85,178

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.1%

(14)	Type of Reporting Person (See Instructions) PN

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) The RCS 2008 Grantor Retained Annuity Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 15,034

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 15,034

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 15,034

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.02%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) The RCS 2009 Grantor Retained Annuity Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 74,514

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 74,514

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 74,514

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.08%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) The RCS Direct Grantor Retained Annuity Trust

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 34,010

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 34,010

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 34,010

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.04%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 411310105	13D/A

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) The RCS Direct Grantor Retained Annuity Trust #2

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) PF (See Item 3)

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 12,080

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 12,080

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,080

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 0.01%

(14)	Type of Reporting Person (See Instructions) OO

CUSIP No. 411310105	13D/A

Introduction

This Amendment No. 11 (“Amendment No. 11”) amends the statement on Schedule 13D dated November 21, 1990 (the “Original Statement”), as amended by Amendment No. 1 dated March 29, 1991 (“Amendment No. 1”), Amendment No. 2 dated June 11, 1993 (“Amendment No. 2”), Amendment No. 3 dated August 29, 1994 (“Amendment No. 3”), Amendment No. 4 dated November 22, 2004 (“Amendment No. 4”), Amendment No. 5 dated December 1, 2004 (“Amendment No. 5”), Amendment No. 6 dated December 29, 2005 (“Amendment No. 6”), Amendment No. 7 dated January 13, 2005 (“Amendment No. 7”), Amendment No. 8 dated February 2, 2006 (“Amendment No. 8”), Amendment No. 9 filed February 23, 2010 (“Amendment No. 9”) and Amendment No. 10 filed November 23, 2011 (“Amendment No. 10”) (the Original Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10 and Amendment No. 11 are sometimes referred to herein collectively as this “statement on Schedule 13D”), relating to the common stock, par value $0.005 per share (“Common Stock”), of Hansen Natural Corporation, a corporation organized under the laws of the state of Delaware (the “Company”).  This Amendment No. 11 reflects transactions and developments through December 14, 2011, relating to such persons’ respective holdings of the Company.  The Reporting Persons may be deemed to constitute a “group” and, accordingly, jointly file this Amendment No. 11.  A joint filing agreement by the Reporting Persons is attached hereto as Exhibit A.

Any capitalized terms used in this Amendment No. 11 and not otherwise defined herein shall have the meanings ascribed to such terms in the Original Statement, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9 and Amendment No. 10.

Item 2.           Identity and Background

Item 2(a) is hereby amended by deleting Item 2(a) in its entirety and inserting in lieu thereof the following:

(a)                                  The reporting persons are Brandon Limited Partnership No. 1, a limited partnership organized under the laws of the Cayman Islands (“Brandon No. 1”), Brandon Limited Partnership No. 2, a limited partnership organized under the laws of the Cayman Islands (“Brandon No. 2”), Rodney Cyril Sacks, a natural person in his individual capacity (“Mr. Sacks”), Hilton Hiller Schlosberg, a natural person in his individual capacity (“Mr. Schlosberg”), HRS Holdings, L.P., a limited partnership organized under the laws of the state of Delaware (“HRS Holdings”), Hilrod Holdings, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod Holdings”), Hilrod Holdings IV, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod IV”), Hilrod Holdings V, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod V”), Hilrod Holdings VI, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod VI”), Hilrod Holdings VII, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod VII”), Hilrod Holdings VIII, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod VIII”), Hilrod Holdings IX, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod IX”), Hilrod Holdings X, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod X”), Hilrod Holdings XI, L.P., a limited

CUSIP No. 411310105	13D/A

partnership organized under the laws of the state of Delaware (“Hilrod XI”), Hilrod Holdings XII, L.P., a limited partnership organized under the laws of the state of Delaware (“Hilrod XII”),The RCS 2008 Grantor Retained Annuity Trust, a grantor retained annuity trust organized under the laws of California (“RCS 2008”), The RCS 2009 Grantor Retained Annuity Trust, a grantor retained annuity trust organized under the laws of California (“RCS 2009”), The RCS Direct Grantor Retained Annuity Trust, a grantor retained annuity trust organized under the laws of California (“RCS Direct”) and The RCS Direct Grantor Retained Annuity Trust #2, a grantor retained annuity trust organized under the laws of California (“RCS Direct #2”).

The general partners of each of Brandon No. 1, Brandon No. 2, HRS Holdings, Hilrod, Hilrod IV, Hilrod V, Hilrod VI, Hilrod VII, Hilrod VIII, Hilrod IX, Hilrod X, Hilrod XI and Hilrod XII are Mr. Sacks and Mr. Schlosberg.

The sole trustee of RCS 2008, RCS 2009, RCS Direct and RCS Direct #2 is Mr. Sacks.

Item 2(b) is hereby amended and supplemented by adding the following:

The principal business address for Hilrod XII is 550 Monica Circle, Suite 201, Corona, California 92880.

Item 2(c) is hereby amended and supplemented by adding the following:

The principal business of Hilrod XII is to invest in, acquire, hold, sell, dispose of and otherwise deal in shares of the Common Stock and other securities of the Company.

Item 2(d) is hereby amended by deleting Item 2(d) in its entirety and inserting in lieu thereof the following:

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2(e) is hereby amended by deleting Item 2(e) in its entirety and inserting in lieu thereof the following:

During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following:

Shares of Common Stock of the Company purchased by each of Mr. Sacks and Mr. Schlosberg were subsequently transferred to Hilrod XII by Mr. Sacks and Mr. Schlosberg.

CUSIP No. 411310105	13D/A

Item 4.           Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

This Amendment No. 11 is being filed to reflect the entry into a plan intended to comply with Rule 10b5-1 promulgated under the Securities Exchange Act of 1934, as amended.

On December 13, 2011, Rodney C. Sacks and Hilton H. Schlosberg entered into a trading plan (the “Trading Plan”) with Roth Capital Partners, LLC (“Broker”) pursuant to which Broker is authorized and directed to sell on behalf of certain Reporting Persons up to 210,000 shares of Common Stock through February 23, 2012, subject to satisfaction of certain conditions, including, among others, trading price. A copy of the Trading Plan is being filed as an exhibit hereto and the foregoing description of the Trading Plan is qualified in its entirety by reference to the Trading Plan.

None of the Reporting Persons has any present plans or proposals which relate to or would result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as otherwise discussed in this Item 4. The Reporting Persons may, from time to time, and reserve the right to, change their plans or intentions and to take any and all actions that they deem appropriate to maximize the value of their investment, including, among other things, from time to time, disposing of any securities of the Company owned by them or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Persons in light of market conditions, subsequent developments affecting the Company, the general business and future prospects of the Company, tax considerations and other factors.

Item 5.           Interest in Securities of the Issuer

Item 5 is hereby amended by deleting Item 5 in its entirety and inserting in lieu thereof the following:

(a)-(b)  As of December 14, 2011, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is 18,087,098 shares, or 19.29% of the Common Stock.

The information set forth in the cover pages to this Amendment No. 11 and the information set forth or incorporated into Items 2, 3, 4 and 6 hereof is incorporated herein by reference.

CUSIP No. 411310105	13D/A

As of December 14, 2011, Mr. Sacks beneficially owns an aggregate of 14,738,598 shares, or 15.7%, of the Common Stock, as follows:

Number of Shares	Nature of Beneficial Ownership	Nature of Voting and Disposition Power With Respect to Such Shares
102,946	Direct ownership of shares.	Sole power.
3,348,500	Direct ownership of shares issuable upon the exercise of options to purchase Common Stock which are currently exercisable or exercisable within 60 days hereof.	Sole power.
990,928	Indirect ownership through Brandon No. 1 as one of the general partners of Brandon No. 1.	May be deemed to have shared power by virtue of his position as one of the general partners of Brandon No. 1.
4,907,824	Indirect ownership through Brandon No. 2 as one of the general partners of Brandon No. 2.	May be deemed to have shared power by virtue of his position as one of the general partners of Brandon No. 2.
757,866	Indirect ownership through HRS Holdings as one of the general partners of HRS Holdings.	May be deemed to have shared power by virtue of his position as one of the general partners of HRS Holdings.
3,557,570	Indirect ownership through Hilrod as one of the general partners of Hilrod.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod.
92,462	Indirect ownership through Hilrod IV as one of the general partners of Hilrod IV.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod IV.
35,714	Indirect ownership through Hilrod V as one of the general partners of Hilrod V.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod V.
128,950	Indirect ownership through Hilrod VI as one of the general partners of Hilrod VI.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod VI.
30,036	Indirect ownership through Hilrod VII as one of the general partners of Hilrod VII.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod VII.
114,764	Indirect ownership through Hilrod VIII as one of the general partners of Hilrod VIII.	May be deemed to have shared power by virtue of his position as one

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Number of Shares	Nature of Beneficial Ownership	Nature of Voting and Disposition Power With Respect to Such Shares
of the general partners of Hilrod VIII.
286,098	Indirect ownership through Hilrod IX as one of the general partners of Hilrod IX.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod IX.
56,166	Indirect ownership through Hilrod VIII as one of the general partners of Hilrod X.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod X.
108,318	Indirect ownership through Hilrod XI as one of the general partners of Hilrod XI.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod XI.
85,178	Indirect ownership through Hilrod XI as one of the general partners of Hilrod XII.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod XII.
15,034	Indirect ownership through RCS 2008 as the trustee of RCS 2008.	Sole power.
74,154	Indirect ownership through RCS 2009 as the trustee of RCS 2009.	Sole power.
34,010	Indirect ownership through RCS Direct as the trustee of RCS Direct.	Sole power.
12,080	Indirect ownership through RCS Direct #2 as the trustee of RCS Direct #2.	Sole power.

CUSIP No. 411310105	13D/A

As of December 14, 2011, Mr. Schlosberg beneficially owns an aggregate of 14,500,374 shares, or 15.5%, of the Common Stock, as follows:

Number of Shares	Nature of Beneficial Ownership	Nature of Voting and Disposition Power
3,348,500	Direct ownership of shares issuable upon the exercise of options to purchase Common Stock which are currently exercisable or exercisable within 60 days hereof.	Sole power.
990,928	Indirect ownership through Brandon No. 1 as one of the general partners of Brandon No. 1.	May be deemed to have shared power by virtue of his position as one of the general partners of Brandon No. 1.
4,907,824	Indirect ownership through Brandon No. 2 as one of the general partners of Brandon No. 2.	May be deemed to have shared power by virtue of his position as one of the general partners of Brandon No. 2.
757,866	Indirect ownership through HRS Holdings as one of the general partners of HRS Holdings.	May be deemed to have shared power by virtue of his position as one of the general partners of HRS Holdings.
3,557,570	Indirect ownership through Hilrod as one of the general partners of Hilrod.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod.
92,462	Indirect ownership through Hilrod IV as one of the general partners of Hilrod IV.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod IV.
35,714	Indirect ownership through Hilrod V as one of the general partners of Hilrod V.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod V.
128,950	Indirect ownership through Hilrod VI as one of the general partners of Hilrod VI.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod VI.
30,036	Indirect ownership through Hilrod VII as one of the general partners of Hilrod VII.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod VII.
114,764	Indirect ownership through Hilrod VIII as one of the general partners of Hilrod VIII.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod VIII.

CUSIP No. 411310105	13D/A

Number of Shares	Nature of Beneficial Ownership	Nature of Voting and Disposition Power
286,098	Indirect ownership through Hilrod IX as one of the general partners of Hilrod IX.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod IX.
56,166	Indirect ownership through Hilrod VIII as one of the general partners of Hilrod X.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod X.
108,318	Indirect ownership through Hilrod XI as one of the general partners of Hilrod XI.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod XI.
85,178	Indirect ownership through Hilrod XI as one of the general partners of Hilrod XII.	May be deemed to have shared power by virtue of his position as one of the general partners of Hilrod XII.

Percentages calculated in this Schedule 13D with respect to Brandon No. 1, Brandon No. 2, HRS Holdings, Hilrod, Hilrod IV, Hilrod V, Hilrod VI, Hilrod VII, Hilrod VIII, Hilrod IX, Hilrod X, Hilrod XI, Hilrod XII, RCS 2008, RCS 2009, RCS Direct and RCS Direct #2 are based upon an aggregate of 87,078,981 shares of Common Stock outstanding as of November 28, 2011 (the “Aggregate Outstanding Shares”), as disclosed in the Company’s Definitive Proxy Statement filed on November 30, 2011. Percentages calculated in this Schedule 13D with respect to each of Mr. Sacks and Mr. Schlosberg are based upon the Aggregate Outstanding Shares plus 3,348,500 shares of Common Stock issuable to such persons upon exercise of options to purchase Common Stock. Percentages calculated in this Schedule 13D with respect to the Reporting Persons as a group are based upon the Aggregate Outstanding Shares plus 6,697,000 shares of Common Stock issuable to the Reporting Persons upon exercise of options to purchase Common Stock.

Each of the Reporting Persons disclaims beneficial ownership of the Common Stock held by the other Reporting Persons, except for (a) with respect to Mr. Sacks: (i) 102,946 shares of Common Stock; (ii) 3,348,500 shares presently exercisable under the stock option agreements; (iii) 35,576 shares beneficially held by Hilrod because Mr. Sacks is one of Hilrod’s general partners; (iv) 7,579 shares beneficially held by HRS Holdings because Mr. Sacks is one of HRS Holdings’ general partners; (v) 925 shares beneficially held by Hilrod IV because Mr. Sacks is one of Hilrod IV’s general partners; (vi) 357 shares beneficially held by Hilrod V because Mr. Sacks is one of Hilrod V’s general partners; (vii) 1,290 shares beneficially held by Hilrod VI because Mr. Sacks is one of Hilrod VI’s general partners; (viii) 300 shares beneficially held by Hilrod VII because Mr. Sacks is one of Hilrod VII’s general partners; (ix) 1,148 shares beneficially held by Hilrod VIII because Mr. Sacks is one of Hilrod VIII’s general partners;(x) 2,861 shares beneficially held by Hilrod IX because Mr. Sacks is one of Hilrod IX’s general partners;(xi) 562 shares beneficially held by Hilrod X because Mr. Sacks is one of Hilrod X’s general partners; (xii) 1,083 shares beneficially held by Hilrod XI because Mr. Sacks is one of Hilrod XI’s general partners;

CUSIP No. 411310105	13D/A

and (xiii) 852 shares beneficially held by Hilrod XII because Mr. Sacks is one of Hilrod XII’s general partners; and (b) with respect to Mr. Schlosberg: (i) 3,348,500 shares presently exercisable under the stock option agreements; (ii) 35,576 shares beneficially held by Hilrod because Mr. Schlosberg is one of Hilrod’s general partners; (iii) 7,579 shares beneficially held by HRS Holdings because Mr. Schlosberg is one of HRS Holdings’ general partners; (iv) 925 shares beneficially held by Hilrod IV because Mr. Schlosberg is one of Hilrod IV’s general partners; (v) 357 shares beneficially held by Hilrod V because Mr. Schlosberg is one of Hilrod V’s general partners; (vi) 1,290 shares beneficially held by Hilrod VI because Mr. Schlosberg is one of Hilrod VI’s general partners; (vii) 300 shares beneficially held by Hilrod VII because Mr. Schlosberg is one of Hilrod VII’s general partners; (viii) 1,148 shares beneficially held by Hilrod VIII because Mr. Schlosberg is one of Hilrod VIII’s general partners; (ix) 2,861 shares beneficially held by Hilrod IX because Mr. Schlosberg is one of Hilrod IX’s general partners;(x) 562 shares beneficially held by Hilrod X because Mr. Schlosberg is one of Hilrod X’s general partners; (xi) 1,083 shares beneficially held by Hilrod XI because Mr. Schlosberg is one of Hilrod XI’s general partners; and (xii) 852 shares beneficially held by Hilrod XII because Mr. Schlosberg is one of Hilrod XII’s general partners.

(c)                                  Following are transactions in the Company’s securities effected by the Reporting Persons during the past 60 days:

Name	Date of Transaction	No. of Shares Purchased/ (Sold)	Average Price Per Share		Range of Prices Per Share
Hilrod	12/12/2011	(39,800)	$95.35	(1)	$95.00 - $95.75
Hilrod	12/12/2011	(200)	$96.29	(1)	$96.27 - $96.31
Hilrod	12/13/2011	(32,430)	$96.05	(1)	$95.75 - $96.60

(1)                                  This transaction was executed in multiple trades in the open market.  The price reported above reflects the weighted average sale price.  The range of sales prices for these transactions is set forth above.  The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Company or a security holder of the Company full information regarding the number of shares and prices at which the transaction was effected.

(d)                                 No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)                                  Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

See Item 4 above for a description of the Trading Plan, which is incorporated herein by reference.

CUSIP No. 411310105	13D/A

Item 7.           Material to be Filed as Exhibits

1.                             Joint Filing Agreement dated December 16, 2011.

2.                             Trading Plan dated December 13, 2011.

CUSIP No. 411310105	13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 16, 2011

BRANDON LIMITED PARTNERSHIP NO. 1

By:	/s/ Rodney C. Sacks
Name: Rodney C. Sacks
Title: General Partner

BRANDON LIMITED PARTNERSHIP NO. 2

By:	/s/ Rodney C. Sacks
Name: Rodney C. Sacks
Title: General Partner

HRS HOLDINGS, L.P.

By:	/s/ Hilton H. Schlosberg
Name: Hilton H. Schlosberg
Title: General Partner

Hilrod Holdings, L.P.

By:	/s/ Hilton H. Schlosberg
Name: Hilton H. Schlosberg
Title: General Partner

Hilrod Holdings IV, L.P.

By:	/s/ Hilton H. Schlosberg
Name: Hilton H. Schlosberg
Title: General Partner

Hilrod Holdings V, L.P.

By:	/s/ Hilton H. Schlosberg
Name: Hilton H. Schlosberg
Title: General Partner

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Hilrod Holdings VI, L.P.

By:	/s/ Hilton H. Schlosberg
Name: Hilton H. Schlosberg
Title: General Partner

Hilrod Holdings VII, L.P.

By:	/s/ Hilton H. Schlosberg
Name: Hilton H. Schlosberg
Title: General Partner

Hilrod Holdings VIII, L.P.

By:	/s/ Hilton H. Schlosberg
Name: Hilton H. Schlosberg
Title: General Partner

Hilrod Holdings IX, L.P.

By:	/s/ Hilton H. Schlosberg
Name: Hilton H. Schlosberg
Title: General Partner

Hilrod Holdings X, L.P.

By:	/s/ Hilton H. Schlosberg
Name: Hilton H. Schlosberg
Title: General Partner

Hilrod Holdings XI, L.P.

By:	/s/ Hilton H. Schlosberg
Name: Hilton H. Schlosberg
Title: General Partner

Hilrod Holdings XII, L.P.

By:	/s/ Hilton H. Schlosberg
Name: Hilton H. Schlosberg
Title: General Partner

The RCS 2008 Grantor Retained Annuity Trust

By:	/s/ Rodney C. Sacks
Name: Rodney C. Sacks
Title: Trustee

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The RCS 2009 Grantor Retained Annuity Trust

By:	/s/ Rodney C. Sacks
Name: Rodney C. Sacks
Title: Trustee

The RCS Direct Grantor Retained Annuity Trust

By:	/s/ Rodney C. Sacks
Name: Rodney C. Sacks
Title: Trustee

The RCS Direct Grantor Retained Annuity Trust #2

By:	/s/ Rodney C. Sacks
Name: Rodney C. Sacks
Title: Trustee

/s/ Rodney C. Sacks
RODNEY C. SACKS

/s/ Hilton H. Schlosberg
HILTON H. SCHLOSBERG

CUSIP No. 411310105	13D/A

EXHIBIT INDEX

1.             Joint Filing Agreement dated December 16, 2011.

2.             Trading Plan dated December 13, 2011.